Exhibit 99.1

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Announces Deal of Over 2 Million Dollars in EMEA

TEL AVIV, Israel – May 28,2014 − RADCOM Ltd. (NASDAQ: RDCM) a leading innovative service assurance and customer experience provider, announced a deal of over two million dollars with an operator in EMEA. The ability of RADCOM’s MaveriQ probe-based software solution to monitor the cellular Radio Access Network (RAN) domain, as well as all other aspects of the network, provided the unique technological advantage that clinched this deal.

RADCOM’s MaveriQ Service Assurance and Customer Experience management system provides operators with full end-to-end visibility of the network across technologies and solves the challenges that  service  providers experience as a consequence of upgrading their current networks. RADCOM’s ability to monitor the complex Universal Terrestrial Radio Access Network (UTRAN) domain enables service providers to optimize the Radio section and to maintain high quality services for their subscribers.

“We are excited about this deal, a further proof that RADCOM continues to retain its position at the forefront of technology” said Mr. Eyal Harari RADCOM’s VP Products and Marketing. “We are very satisfied with this current implementation of our solution which demonstrates that operators are aware of the importance of investing in the RAN monitoring, thereby enabling them to get better visibility to the UTRAN activity and subscribers behavior.”

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About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.